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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)*

RENTECH, INC. (NAME OF ISSUER)
COMMON STOCK, PAR VALUE $.01 PER SHARE (TITLE OF CLASS OF SECURITIES)
760112 10 2 (CUSIP NUMBER)

NEWTON W. WILSON III
FOREST OIL CORPORATION
1600 BROADWAY, SUITE 2200
DENVER, COLORADO 80202
303.812.1400
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS)
MARCH 25, 2003 (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 760112 10 2

(1)	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Forest Oil Corporation I.R.S. Employer Identification No. 25-0484900

(2)	Check the appropriate box if a member of a group(1)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New York, United States

Number of Shares	(7)	Sole Voting Power(1)(2) 1,693,315
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power 0
Person With
	(9)	Sole Dispositive Power(1)(2) 1,693,315

	(10)	10 Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by each Reporting Person(2) 1,693,315

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11)(2) 2.3%

(14)	Type of Reporting Person CO

(1)
The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2)
Includes shares of Common Stock purchasable pursuant to stock options expiring on December 31, 2004 that are immediately exercisable to purchase 964,883 shares of Common Stock with an initial exercise price of $5.00 per share.

        This Amendment No. 2 to the original Schedule 13D filed on March 28, 2000, as amended by Amendment No. 1 to the Original Schedule 13D, which was dated August 2, 2000 and filed on August 21, 2002, by Forest Oil Corporation ("Forest" or the "Reporting Person") relates to shares of common stock, $.01 par value per share, of Rentech, Inc. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D, as amended to date. The information contained in this Schedule 13D/A is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this Schedule 13D/A (this "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Rentech, Inc., a Colorado corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1331 17th Street, Suite 720, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)   The name of the Person filing this Statement (the "Reporting Person") is Forest Oil Corporation.

        (b)   The state of organization of the Reporting Person is the State of New York.

        (c)   The principal business of the Reporting Person is the exploration, acquisition, development, production and marketing of natural gas and crude oil in North America.

        (d)   The address of the principal business and the principal office of the Reporting Person is 1600 Broadway, Suite 2200, Denver, Colorado 80202.

        (e)   The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (f)    The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        As more fully described in Item 5 below, in September 2000, the Reporting Person exercised options to purchase from the Issuer 500,000 shares of Common Stock of Issuer at an exercise price of $1.25 per share. The Reporting Person obtained funds for the exercise of these options and the resulting purchase of these shares of Common Stock from working capital.

ITEM 4. PURPOSE OF THE TRANSACTION.

        The Reporting Person originally obtained its interest in Issuer and has continued to hold an interest in the Issuer for investment purposes. The Reporting Person intends to periodically review its position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Person may retain or from time to time increase its holdings or dispose of all or a portion of its holdings subject to any applicable legal and contractual restrictions on its ability to do so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)   As of the date hereof, the Reporting Person is the record and beneficial owner of 728,432 shares of Common Stock, and 964,883 options to purchase Common Stock pursuant to the 2004 Options. Assuming exercise of all such options, the Reporting Person is the beneficial owner of 1,693,315 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of February 12, 2003, there being 72,192,667 shares of Common Stock outstanding, represents approximately 2.3% of the outstanding shares of Common Stock, including the shares the Reporting Person has a right to acquire within 60 days. This calculation utilizes the Issuer's statement that 72,192,667 shares of Common Stock were outstanding on February 12, 2003, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2002, along with the Reporting Person's right to acquire 964,883 shares of common stock pursuant to the 2004 Option Agreement.

        The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

        (b)   The information set forth in Items 7 through 11 of the cover page hereto is incorporated herein by reference.

        (c)   In September 2000, the Reporting Person exercised options to purchase from the Issuer 500,000 shares of Common Stock at an exercise price of $1.25 per share. In November and December of 2000, the Reporting Person sold a total of 246,568 shares of Common Stock. The options to purchase shares of Common Stock from Issuer at $1.25 per share expired pursuant to their terms December 31, 2001. In addition to the sale transactions noted above, the Reporting Person has made additional sales of Common Stock resulting in the current ownership of 718,950 shares of Common Stock, and the Reporting Person currently holds 964,883 options to purchase Common Stock pursuant to the 2004 Options.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Option Agreements. As previously disclosed, in furtherance of the Stock Purchase Agreement, the Issuer and the Reporting Person entered into two Option Agreements (the "Option Agreements"), both dated as of March 18, 2000, in respect of the 2001 Options and the 2004 Options. The 2001 Option Agreement expired on December 31, 2001.

        Under the 2004 Option Agreement, the Reporting Person or its permitted assignee was originally entitled to purchase from the Issuer an aggregate of 1,000,000 shares of Common Stock at an exercise price of $5.00 per share as adjusted from time to time pursuant to the terms thereof. The 2004 Option Agreement expires on December 31, 2004. Because of an anti-dilution adjustment provision in the 2004 Option Agreement and based upon information provided by the Issuer, the right to acquire shares of Common Stock pursuant to the 2004 Option increased by 14,883 shares of Common Stock. After this anti-dilution adjustment and giving affect to the previously disclosed transfer of rights to acquire 50,000 shares of Common Stock pursuant to the 2004 Option, the 2004 Option Agreement currently grants the Reporting Person the right to acquire a total of 964,883 shares of Common Stock.

        The foregoing description of the 2004 Option Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the 2004 Option Agreement filed Exhibit 10.3(b) to Amendment No. 1 to this Schedule 13D, and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

*Exhibit 10.3(b):	2004 Option Agreement dated as of March 18, 2000, between the Issuer and the Reporting Person.

*
Previously filed.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 28, 2003

Forest Oil Corporation
By:	/s/ NEWTON W. WILSON III
Name:	Newton W. Wilson III
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

*Exhibit 10.3(b):	2004 Option Agreement dated as of March 18, 2000, between the Issuer and the Reporting Person.

*
Previously filed.

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  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF THE TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURE
EXHIBIT INDEX